June 23, 2008
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Mail Stop 4561
Attention: Mr. Benjamin Phippen, Senior Staff Accountant

Re:	Franklin Bank Corp. Item 4.02 Form 8-K Filed May 2, 2008 File No. 001-32859
Ladies and Gentlemen:
On behalf of Franklin Bank Corp. (“Franklin”) and in accordance with your discussions with our legal counsel, I have set forth in this letter responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 5, 2008 (the “Comment Letter”), with respect to Franklin’s Current Report on Form 8-K filed on May 2, 2008 (the “Form 8-K”). For your convenience, I have repeated in bold type the comments and requests for additional information exactly as set forth in the May 5, 2008 comment letter. Franklin’s response to each comment or request is set forth immediately below the text of the applicable comment or request.
Please note that defined terms used herein and not otherwise defined have the meaning assigned to such terms in the Form 8-K.
1.	We note your disclosure in paragraph three of your item 4.02 Form 8-K describing the facts underlying your conclusion that the September 30, 2007 Form 10-Q should no longer be relied upon. Please revise to provide an enhanced description of the specific accounting errors identified that led to this conclusion. Also consider disclosing the impact of the error, if known.

Securities and Exchange Commission
June 23, 2008

Response: Based on its ongoing review of its financial statements, Franklin determined that the accounting for certain items should be revised. Specifically, at that time Franklin believed it had not properly accounted for certain single family mortgage loan modification programs developed and implemented in the third and fourth quarters of 2007 as part of an effort to reduce delinquencies and mitigate foreclosure losses; Franklin did not record, and in some instances did not write-down, certain Real Estate Owned (REO) in connection with foreclosures in its single family mortgage portfolio; and Franklin did not properly record certain mark-to-market writedowns on loans transferred from “Held for Sale” to “Held for Investment.” At this time Franklin is continuing to analyze the impact of these errors and cannot quantify the impact of the errors until the analysis is complete.
Franklin intends to file an amendment to the Form 8-K providing additional details at such time as it completes its internal review with respect to the matters referred to in the response to Comment 2 below.
2.	We note your conclusion that the September 30, 2007 Form 10-Q should no longer be relied upon. Please tell us how you determined that this error was isolated to the third quarter of 2007 and therefore did not affect reliance on previous fiscal years (i.e., December 31, 2006 Form 10-K) and/or the first two quarters of fiscal year 2007 (i.e., March 31, 2007 and June 30, 2007 Form 10-Qs).

Response: Franklin’s conclusion that accounting errors required restatement of the Quarterly Report on Form 10-Q for the period ended September 30, 2007 (the “September Form 10-Q”) was based on the information available to management at that time. At that time, Franklin’s management had identified significant accounting errors related to certain of Franklin’s loan modification programs, which had been initiated on September 11, 2007, and which did not exist in prior accounting periods. In addition, Franklin’s management at that time also identified significant unrecorded REO for the third quarter in its single family mortgage portfolio serviced by others.

Identification of these errors led to management’s conclusion that the financial information contained in the September 30 Form 10-Q should not be relied upon and resulted in the prompt filing of the Form 8-K. However, the statements regarding the September Form 10-Q were not intended to, and should not be read as, implying a conclusion that the errors were isolated to the third quarter of 2007.

Subsequent to filing the Form 8-K, Franklin has continued to review its financial statements for the periods ended March 31, 2007 and June 30, 2007 contained in the Quarterly Reports on Form 10-Q for such periods (the “Prior Periods”). Franklin has engaged an independent accounting firm to serve as a Special Accounting Master to

Securities and Exchange Commission
June 23, 2008

assist in the review of Franklin’s financial statements for the Prior Periods and accounting matters generally. Franklin has not yet completed its review of, and consultation with its outside consultants regarding, the financial statements for the Prior Periods. Until this review and consultation has been completed and the results analyzed, Franklin will not have sufficient information to fully respond to Comment 2 of the Comment Letter or amend its disclosures in Item 4.02(a) of the Form 8-K in a complete, accurate and meaningful manner. Once the review and consultation is completed and the results analyzed, Franklin will fully respond to Comment 2 of the Comment Letter and, if necessary, appropriately amend its public disclosures. However, as of the date of this response, management has not concluded that the errors related to the September 30 Form 10-Q had a significant impact on any Prior Periods.
3.	We note that you have not yet filed your December 31, 2007 Form 10-K and plan to file your amended Form 10-Q for the quarter ended September 30, 2007 Form 10-Q “as soon as practicable”. Please provide us with any updates with regards to your intentions to file these reports.

Response: Franklin is working diligently to complete and file the Form 10-K and to amend and restate the September Form 10-Q. For the reasons described below and in the response to Comment 2 above, the timing of these filings remains uncertain.

Preparation of the restated September Form 10-Q and the Form 10-K can only begin following completion of the audit of Franklin’s financial statements for 2007. No prediction can be made at this time as to the completion date for such reports.

Although it is not possible to predict when the audit or filings will be completed, Franklin has established the following targets:
•	By June 30 or early July 2008 — Franklin’s auditors resume Franklin’s 2007 audit;

•	By September 15, 2008 — restated September Form 10-Q and Form 10-K filed;

•	By October 31, 2008 — 2008 March Form 10-Q filed;

•	By November 30, 2008 — Franklin’s Quarterly Report on Form 10-Q for the period ended June 30, 2008 filed; and

•	By December 31, 2008 — Franklin’s Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed.

Securities and Exchange Commission
June 23, 2008

4.	When you amend your periodic report for the quarter ended September 30, 2007 and file your December 31, 2007 Form 10-K, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See item 307 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Response: When Franklin amends its September Form 10-Q and files its Form 10-K, it will describe the effect, if any, of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.
I acknowledge, with respect to the above-referenced filings, that (i) Franklin is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Franklin may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to the application, please contact me at 713-339-8920.
Very truly yours,
/s/ Lewis S. Ranieri
Chief Executive Officer
Franklin Bank Corp.

cc:	Mr. David Jones, General Counsel
Franklin Bank Corp.
9800 Richmond Avenue, Suite 680
Houston, Texas 77042

Mr. John R. Brantley
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002